EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September	Year Ended December
$ in millions	2014	2013	2012	2011	2010	2009
Net earnings	$ 6,311	$ 8,040	$ 7,475	$ 4,442	$ 8,354	$13,385

Add:
Provision for taxes	2,836	3,697	3,732	1,727	4,538	6,444

Portion of rents representative of an interest factor	79	108	125	159	169	145

Interest expense on all indebtedness	4,384	6,668	7,501	7,982	6,806	6,500
Pre-tax earnings, as adjusted	$13,610	$18,513	$18,833	$14,310	$19,867	$26,474
Fixed charges [1]:
Portion of rents representative of an interest factor	$ 79	$ 108	$ 125	$ 159	$ 169	$ 145

Interest expense on all indebtedness	4,392	6,672	7,509	7,987	6,810	6,570
Total fixed charges	$ 4,471	$ 6,780	$ 7,634	$ 8,146	$ 6,979	$ 6,715
Preferred stock dividend requirements	386	458	274	2,683	989	1,767
Total combined fixed charges and preferred stock dividends	$ 4,857	$ 7,238	$ 7,908	$10,829	$ 7,968	$ 8,482
Ratio of earnings to fixed charges	3.04x	2.73x	2.47x	1.76x	2.85x	3.94x
Ratio of earnings to combined fixed charges and preferred stock dividends	2.80x	2.56x	2.38x	1.32x	2.49x	3.12x

1.

Fixed charges include capitalized interest of $8 million for the nine months ended September 2014, $4 million for 2013, $8 million for 2012, $5 million for 2011, $4 million for 2010 and $70 million for 2009.